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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            IVIVI TECHNOLOGIES, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

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                                    46589F108
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                                 (CUSIP Number)

                              Steven M. Gluckstern
                          c/o Ivivi Technologies, Inc.
                             135 Chestnut Ridge Road
                               Montvale, NJ 07645
                                 (201) 476-9600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  46589F108
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(1)      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Steven M. Gluckstern
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(2)      Check the Appropriate Box if a Member of a Group (See Instructions):

         Not Applicable
                                                                         (a) [_]
                                                                         (b) [_]
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(3)      SEC Use Only

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(4)      Source of Funds (See Instructions):

         OO, WC
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(5)      Check Box if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)
                                                                             [_]
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(6)      Citizenship or Place of Organization:

         United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

          (7)    Sole Voting Power:           2,176,431*
          (8)    Shared Voting Power:                 0
          (9)    Sole Dispositive Power:      2,176,431*
         (10)    Shared Dispositive Power:            0
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,176,431*
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):
                                                                             [_]
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(13)     Percent of Class Represented by Amount in Row (11):

         20.0%*
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(14)     Type of Reporting Person (See Instructions):

         IN
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*  Based  on  10,116,930  shares  of  common  stock,  no  par  value,  of  Ivivi
Technologies, Inc. (the "Company") issued and outstanding as of March 31, 2009. As of March 31, 2009, Mr. Gluckstern held: (i) 196,078 shares of common stock held by Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern;
(ii) 1,124,103 restricted shares of common stock issued pursuant to the Company's 2009 Equity Incentive Plan; (iii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement; and (iv) 775,000 shares of common stock issuable upon exercise of options to purchase shares of common stock.

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         This  Amendment No. 2 ("Amendment  No. 2") amends and  supplements  the
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") by Steven M. Gluckstern on October 24, 2006 and the
Schedule 13D Amendment No. 1 filed by Mr. Gluckstern with the SEC on May 15, 2008 ("Amendment No. 1"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D and Amendment No. 1. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D and Amendment No. 1 unless otherwise defined herein.

Item 2. IDENTITY AND BACKGROUND

         The second sentence of the first paragraph of Item 2 is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

         "Mr. Gluckstern is the Chairman of the Board, President and Chief Executive Officer of the Company, and a citizen of the United States."

Item 5. INTEREST IN SECURITIES OF THE ISSUER

         The first paragraph of Item 5 is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

         "(a) - (b) As of March 31, 2009, Mr. Gluckstern had the power to vote and direct the disposition of the following securities: (i) 196,078 shares of Common Stock which are held by Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern, for which Mr. Gluckstern has the sole power to vote and direct the disposition of such shares; (ii) 81,250 shares of Common Stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of Common Stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement (the "Share Purchase Agreement"), dated as of November 8, 2005, among Mr. Gluckstern, Andre' DiMino, Executive Vice President and Chief Technical Officer of the Company, David Saloff, Executive Vice President and Chief Business Development Officer of the Company, Edward Hammel, Senior Vice President and Chief Administrative Officer of the Company, Sean Hagberg, the Chief Science Officer of the Company, and Dr. Arthur Pilla, a consultant to the Company; and (iii) 775,000 shares of Common Stock issuable upon exercise of the option issued to Mr. Gluckstern pursuant to the Option Agreement (258,334 shares of which vested on October 24, 2006 and 258,333 shares of which vested on each of October 24, 2007 and October 24, 2008, pursuant to the vesting schedule set forth in the Option Agreement). As of March 31, 2009, Mr. Gluckstern had the power to vote 1,124,103 restricted shares of Common Stock issued to Mr. Gluckstern on March 31, 2009 pursuant to the Company's 2009 Equity Incentive Plan. As of March 31, 2009, for the purposes of Reg. Section 240.13d-3, Mr. Gluckstern may be deemed to beneficially own 2,176,431 shares, or 20.0%, of the 10,116,930 shares of Common Stock deemed issued and outstanding as of such date."

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The following is added to the response to Item 6 immediately after the fourth paragraph thereof:

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         "On  March 31,  2009,  Mr.  Gluckstern  received  a grant of  1,124,103 restricted shares of Common Stock (the "Restricted Shares") pursuant to the Company's 2009 Equity Incentive Plan. The terms of the stock award grant are governed by the Restricted Stock Award Agreement dated as of March 31, 2009 between Ivivi Technologies, Inc. and Steven M. Gluckstern (the "Restricted Stock Award Agreement"). The total number of Restricted Shares are divided as follows:
(i) 160,586 restricted shares vest over three years subject to Mr. Gluckstern's continued employment with the Company, (ii) 321,172 restricted shares vest if the Company's market capitalization reaches certain pre-established targets set forth in the Restricted Stock Award Agreement or if the Common Sock is no longer publicly traded and (iii) 642,345 restricted shares vest only if the Company successfully completes a financing or series of financings up to an aggregate amount up to $20 million prior to December 31, 2010. The Restricted Stock Award Agreement also provides for potential future issuances of unrestricted stock and restricted stock units to Mr. Gluckstern (subject to any necessary board and shareholder approval) if the Company successfully satisfies certain financing goals."



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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: April 1, 2009



                                             /s/ Steven M. Gluckstern
                                             ------------------------
                                             Steven M. Gluckstern


       ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT ONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).